Exhibit 99.1

METALÚRGICA GERDAU S.A. Corporate Taxpayer ID (CNPJ/MF): 92.690.783/0001-09 Company Registry (NIRE): 43300001504	GERDAU S.A. Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19 Company Registry (NIRE): 33300032266

NOTICE TO THE MARKET

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB) (“Company”) and METALÚRGICA GERDAU S.A. (Bovespa: GOAU) (“Metalúrgica Gerdau” and, together with the Company, the “Companies”), with respect to the public tender offer to be implemented by the swap of Gerdau common shares for Gerdau preferred shares (“Tender Offer”), and supplementing the Material Fact disclosed on March 8, 2017, which was supplemented by the Notice to the Market dated as of March 13, 2017 and, the Material Fact dated as of March 22, 2017, hereby inform their shareholders and the market that Metalúrgica Gerdau and Banco Bradesco BBI S.A. (“Intermediary Institution”) filed, on this date, with the Brazilian Securities and Exchange Commission (“CVM”), the revised versions of the documents related to the Tender Offer, including a new version of the Appraisal Report, duly adjusted, in compliance with CVM’s and BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros’ (“B3”) requirements.

The Companies also clarify that the Tender Offer registration process is being analyzed by the CVM and B3, and that they will keep the market and their shareholders informed of any further developments on this matter.

This Notice to the Market is solely for informational purposes and is not an offer to buy the Companies’ securities.

Porto Alegre, May 22, 2017

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer